Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

July 13, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	CastlePoint Holdings, Ltd. Amendment No. 4 to the Registration Statement on Form S-1 Registration No. 333-134628

Dear Mr. Riedler:

        CastlePoint Holdings, Ltd. (the "Company") has requested that we respond to the Staff's comment letter, dated July 2, 2007, relating to Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (No. 333-134628) (the "Registration Statement").

        The Company is submitting herewith Amendment No. 4 ("Amendment No. 4") to the Registration Statement reflecting changes responsive to the Staff's comments. The Company has complied to the best of its ability with the Staff's comments relating to Amendment No. 3. The Company has responded to the Staff's comments by reflecting the necessary changes in the Registration Statement. The Company's responses to the comments in the Staff's letter, set forth below in italicized text for ease of reference, are as follows:

Prospectus Summary, page 1

Insurance Risk-Sharing Solutions, page 2

1.
We note your revised disclosure from the statement that "we also plan to offer" to "we offer" insurance risk-sharing solutions. Since your insurance risk-sharing solutions are still being negotiated with Tower and are subject to regulatory approval before becoming effective, please revise this statement to indicate that you plan to offer these arrangements.

The requested disclosure has been made and further modified to clarify that, while the insurance risk sharing arrangements between the Company and Tower are subject to regulatory approvals because the Company has been deemed an affiliate of Tower by the New York State Insurance Department, the insurance risk sharing arrangements that the Company offers to third-party insurance companies are not subject to such regulatory approvals. As such, at the present time the Company is actively offering in the marketplace its risk sharing solutions to third party insurance companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

2.
On page 74, the summary financial data table indicates that gross and net premiums were $46.6 million, but the text below states they were $71.9 million. Please explain this discrepancy or revise your disclosure to provide the correct amounts.

The disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations— Reinsurance Segment Results of Operations—Reinsurance Segment Results of Operations for the Three Months Ended March 31, 2007 and 2006" has been revised to clarify that gross and net written premiums were $71.9 million for the three months ended March 31, 2007, and gross and net earned premiums for the same period were $46.6 million.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Business, page 92

Our Strategic Relationship with Tower, page 97

3.
We note your statement that you have not yet received regulatory approval from the New York State Insurance Department with respect to your pooling agreements and related pool management agreements with Tower and that you and Tower plan to withdraw the pooling agreements and related pool management agreements and seek approval of the alternative insurance risk-sharing agreements from the New York State Insurance Department, in order to expedite the regulatory approval process. Please expand your disclosure regarding this issue to address the following:

•
Describe the concerns raised by the New York State Insurance Department in their review of your existing pooling agreements and related pool management agreements.

•
Explain how the alternative insurance risk sharing agreements address these concerns.

•
Disclose when you expect to complete the alternative insurance risk-sharing agreements and when you expect to submit them to the New York State Insurance Department for review.

•
Explain why you expect the alternative insurance risk-sharing agreements will result in expedited regulatory approval.

•
Disclose your expected time frame for obtaining regulatory approval for each of the alternative insurance risk-sharing agreements.

The requested disclosure has been made under "Business—Our Strategic Relationship with Tower."

Consolidated Financial Statements for the period ended March 31 2007

Notes to Consolidated Financial Statements

Note 3. Related Party Transactions, page F-43

4.
As disclosed in Note 19 to your 2006 consolidated financial statements, effective January 1, 2007, CastlePoint Insurance entered into pooling arrangements with Tower, subject to regulatory approval. At present, you and Tower plan to "withdraw" the pooling agreements and related management agreements, which "will not be given effect", due to difficulties in the regulatory approval process. You plan to submit alternative risk sharing agreements for regulatory approval. Please expand your disclosure with the following information.

•
Provide a more specific description of the status of regulatory approval by the State of New York Insurance Department for each active reinsurance agreement at March 31, 2007.

•
Provide a more specific explanation of the concerns raised by the New York State Insurance Department in their review of your existing pooling agreements and related management agreements, how the alternative insurance risk sharing agreements address these concerns and your expected timing for obtaining regulatory approvals and initiating the alternative insurance risk sharing agreements.

•
Explain more specifically how the "mutual reinsurance" contemplated by the six excess of loss reinsurance agreements will result in your loss ratios being the "same" as those of Tower. Your current disclosure appears to indicate that if your loss development experience differs from that of Tower, these loss ratios will not be the same.

•
Explain the nature of regulatory actions that are reasonably likely to occur after March 31, 2007.

The requested disclosure has been made under Note 3 "Related Party Transactions" and Note 12 "Subsequent Events" to the interim unaudited financial statements for the three months ended

March 31, 2007 of the Company. Additional disclosure also has been made under "Business—Our Strategic Relationship with Tower."

In addition, the requested disclosure with respect to the status of regulatory approval by the New York State Insurance Department of each active reinsurance agreement of the Company at March 31, 2007 has been made under "Certain Relationships and Related Transactions—Master Agreement—Status of Regulatory Approvals." In view of such additional disclosure in the Registration Statement and the following information being provided supplementally by the Company to the Staff, and because the status of regulatory approvals includes facts that occurred after March 31, 2007, the Company did further detail the status of such regulatory approvals in the notes to the interim unaudited financial statements for the three months ended March 31, 2007 of the Company.

The Company's amended and restated quota share reinsurance agreements for the brokerage business, traditional program business and specialty business with Tower have been approved in writing by the New York State Insurance Department. Thereafter, Amendments No. 1 to each of the three amended and restated reinsurance agreements were submitted to the New York State Insurance Department. The Company has been informed by Tower that in February 2007 Tower received comments on such documents from the New York State Insurance Department. As such, Amendments No. 1 remained subject to review by the New York State Insurance Department as of March 31, 2007. The Company has been informed by Tower that such Amendments No. 1 were subsequently resubmitted to the New York State Insurance Department in April 2007 and, in Tower's view, currently are deemed approved (i.e. not disapproved within 30 days of the latest filing with the New York State Insurance Department).

With respect to Tower's existing reinsurance programs (specifically, property and casualty excess of loss reinsurance agreements and property catastrophe excess of loss reinsurance agreements) to some of which CastlePoint Re was added as one of Tower's reinsurers and in which CastlePoint Re participated as of March 31, 2007, the Company has been advised by Tower that those reinsurance programs do not require regulatory approval (or non-disapproval).

Further, appropriate disclosure has been added under "Business—Our Strategic Relationship with Tower", "Certain Relationships and Related Transactions—Alternative Insurance Risk Sharing Agreements" and Note 12 "Subsequent Events" to the interim unaudited financial statements for the three months ended March 31, 2007 of the Company to clarify the provisions of the two aggregate excess of loss reinsurance agreements for the brokerage business that are part of the Company's alternative insurance risk-sharing agreements with Tower, which are intended to cause the loss ratios for the brokerage business incurred by CastlePoint Insurance and Tower to be approximately equal. These two aggregate excess of loss reinsurance agreements with respect to the brokerage business have been filed with the New York State Insurance Department and currently remain subject to regulatory review.

With respect to the regulatory actions that are reasonably likely to occur after March 31, 2007, the Company modified disclosure under "Risk Factors—Our agreements with Tower's insurance companies are subject to regulatory review and may be changed, which would have a material adverse effect on our business, financial condition and results of operations", "Business—Our Strategic Relationship with Tower" and "Certain Relationships and Related Transactions—Status of Regulatory Approvals" to state the Company's expectation that the two aggregate excess of loss reinsurance agreements should be approved by the New York State Insurance Department in the near future.

Provide the following information to us on a supplemental basis.

  •
  Explain more specifically how you account for reinsurance arrangements that will be "withdrawn" because they have not received regulatory approval. Explain the impact on operating results of reinsurance agreements that "will not be given effect."

  •
  Clarify how your accounting for this "withdrawal" affected previously recorded activity under these reinsurance arrangements in the first quarter of 2007. Quantify the impact of the January 1, 2007 pooling arrangements on your first quarter 2007 operating results.

  •
  Your disclosure on page 168 appears to indicate that the alternative insurance risk sharing agreements will operate as pooling arrangements. However, on page 180, you describe these as excess of loss reinsurance agreements. Explain this apparent inconsistency.

  •
  Explain why the disclosure on pages 173-180 is necessary if you plan to withdraw the pooling agreements and related management agreements.

The Company advises as follows:

        (a)   The Company advised that it will not be necessary to account for reinsurance agreements that have been withdrawn, as the Company did not implement the pooling agreements while regulatory approvals of such agreements were pending. Rather, the Company and Tower implemented their brokerage business quota share reinsurance agreement. During the first quarter of 2007, Tower ceded to CastlePoint Re 49% of its brokerage business under the brokerage business quota share reinsurance agreement. In the second quarter of 2007, Tower ceded a total of 49% of its brokerage business to the Company, with 40% ceded to CastlePoint Re and 9% ceded to CastlePoint Insurance Company under the brokerage business quota share reinsurance agreement, as amended to add CastlePoint Insurance Company to that agreement.

        (b)   The pooling arrangements between the Company and Tower had no impact on the Company's operating results in the first quarter of 2007 because the pooling agreements and related pool management agreements were never given effect, pending regulatory approvals. The Company's brokerage business quota share reinsurance agreement was in effect for the three months ended March 31, 2007, pursuant to which Tower ceded 49% of its brokerage business to CastlePoint Re. The withdrawal of the pooling agreements and the related pool management agreements from consideration by the New York State Insurance Department and the filing of the alternative insurance risk-sharing agreements, both of which occurred after March 31, 2007, will have no effect on the Company's results already recorded under the brokerage business quota share reinsurance agreement.

        (c)   The alternative insurance risk sharing agreements are not pooling agreements. As the below example offered by the Company illustrates, the purpose of the aggregate excess of loss reinsurance agreements is to cause the loss ratios for brokerage business, after application of such aggregate excess of loss reinsurance, to be approximately the same for CastlePoint Insurance Company and Tower. The business management agreement provided by CastlePoint Insurance Company to Tower Risk Management Corp. has similar provisions with respect to commission as the provisions previously included in the brokerage business pooling agreement. The loss ratios of the two parties are intended to be approximately equal, after the application of such aggregate excess of loss reinsurance, and Tower (through Tower Risk Management Corp.) will receive the same amount of commissions for placing and managing the brokerage business in CastlePoint Insurance Company as previously contemplated by the brokerage business pooling agreement. Therefore, the intended effect of the Company's alternative insurance risk sharing with Tower is to achieve the same economic goals for those parties as would have been the case under their pooling arrangements.

At such time as the alternative insurance risk-sharing agreements for the brokerage business receive regulatory approval and are implemented, the Company understands that Tower expects to write a portion of the overall brokerage business on policies issued directly by CastlePoint Insurance Company and thereafter CastlePoint Insurance Company will no longer be a party to the brokerage business quota share reinsurance agreement. The Company further expects that Tower will reduce its brokerage quota share cession to the Company, as the remaining portion of the brokerage business is expected to be written directly by CastlePoint Insurance Company pursuant to the alternative insurance risk-sharing agreements.

The Company's example of the effect of aggregate excess of loss reinsurance is as follows:

          (i)    This example assumes that the total brokerage business is $600 million, with $510 million written directly in Tower and $90 million written directly in CastlePoint Insurance.

          (ii)   This example further assumes that the loss ratio before the application of the aggregate stop loss reinsurance is 52.5% in Tower and 55.0% in CastlePoint Insurance Company, and it is further assumed that the aggregate stop loss threshold is set at 52.5%.

          (iii)  Because a loss ratio of 55.0% exceeds the aggregate stop loss threshold of 52.5%, Tower would reimburse CastlePoint Insurance Company $1.913 million, which is calculated as follows: 2.5% (the amount by which CastlePoint Insurance Company's loss ratio exceeds the threshold) times $90 million (the amount of brokerage business premiums written by CastlePoint Insurance Company) times 85% (the portion of the overall brokerage business losses reinsured by Tower.)

          (iv)  After this aggregate excess of loss recovery, CastlePoint Insurance Company's loss ratio would be 52.875%. Further, Tower's loss ratio (including the amount of aggregate loss payment to CastlePoint Insurance Company) would be 52.875%. Therefore, in the above example, the loss ratios of both companies would be equal.

        (d)   The Company deleted the historical disclosure relating to the pooling agreements that previously appeared on pages 173-180 of Amendment No. 3 as requested.

If possible, the Company respectfully requests any further comments on Amendment No. 4 as soon as the Commission Staff deems practicable. If you would like further clarification of any of the foregoing responses, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom

Roslyn Tom

cc:	Michael H. Lee Joel S. Weiner Roger Brown, Esq. (CastlePoint Holdings, Ltd.)